SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

JM Global Holding Company

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

46590H101

(CUSIP Number)

Room 1501, 15/F,

SPA Centre 53-55 Lockhart Road, Wanchai,

Hong Kong

852-26306130

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46590H101

1	Names of Reporting Person. Zhong Hui Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Republic of Seychelles

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,420,562
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 4,420,562
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,420,562
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 67.36%
14	Type of Reporting Person PN

2

CUSIP No. 46590H101

1	Names of Reporting Person. Qi Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,420,562
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 4,420,562
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,420,562
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 67.36%
14	Type of Reporting Person IN

3

SCHEDULE 13D

This Schedule 13D is filed on behalf of Zhong Hui Holding Limited, a Republic of Seychelles company (“ZHHL”), and Mr. Qi Zhang (the “Principal” and, together with ZHHL, the “Reporting Persons”).

Item 1.    Security and Issuer

Securities acquired: common stock, $0.0001 par value (“Common Stock”)

Issuer:    JM Global Holding Company (the “Issuer”)

1615 South Congress Avenue

Suite 103

Delray Beach, Florida 33445

Item 2.     Identity and Background

(a) This statement is filed by:

(i) ZHHL, which is the holder of record of approximately 67.36% of the Issuer’s outstanding shares of Common Stock based on the number of shares of Common Stock outstanding (6,562,500) as of July 29, 2015, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 4, 2015; and

(ii) the Principal, the sole shareholder and sole director of ZHHL.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is Room 1501, 15/F, SPA Centre 53-55 Lockhart Road, Wanchai, Hong Kong.

(c) the Principal’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Principal occupation: Senior Management Member

Company: Nanjing Joymain Science and Technology Development Co., Ltd.

Principal business: Health care consumer products company

Address: 13F, No. 333, Middle Jiang Dong Road Jianye District, Nanjing, 210000

ZHHL’s principal business is investment holdings.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) ZHHL is a Republic of Seychelles company. The Principal is a citizen of the People’s Republic of China.

Item 3.    Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $30,275,000. The source of these funds was the working capital of ZHHL.

4

Item 4.    Purpose of the Transaction

In connection with the organization of the Issuer, on April 10, 2015, 1,504,688 Shares of the Issuer were purchased by ZHHL for the amount of $25,000, pursuant to a Securities Purchase Agreement dated April 10, 2015 between ZHHL and the Company, as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

On July 29, 2015, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), ZHHL purchased 250,000 Units (as defined below) of the Issuer at a price of $10.00 per Unit, pursuant to a Unit Subscription Agreement dated May 4, 2015, between the Issuer and ZHHL, as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

On July 29, 2015, ZHHL acquired an aggregate of 3,000,000 units of the Issuer in the IPO at a price of $10.00 per unit, for an aggregate purchase price of $30,000,000. Each unit consists of one share of Common Stock and one warrant (“Warrant”) to purchase one-half (1/2) of one share of Common Stock, at an exercise price of $5.75 per half-share (as described more fully in the Issuer’s Final Prospectus dated July 23, 2015) (“Unit”). ZHHL used working capital funds for this purchase. In connection with this purchase, ZHHL entered into a Letter Agreement as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

The shares of Common Stock of the Issuer owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Issuer’s Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company incorporated in Delaware as a business company and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote its shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.     Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 6,562,500 shares of Common Stock outstanding as of July 29, 2015, as reported by the Issuer in Exhibit 99.1 to its current report on form 8-K filed by the Issuer with the SEC on August 4, 2015) are as follows:

Zhong Hui Holding Limited

a)		Amount beneficially owned: 4,420,562	Percentage: 67.36%

b)		Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote:	4,420,562
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	4,420,562
	iv.	Shared power to dispose or to direct the disposition of:	0
Qi Zhang

a)		Amount beneficially owned: 4,420,562	Percentage: 67.36%

b)		Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote:	4,420,562
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	4,420,562
	iv.	Shared power to dispose or to direct the disposition of:	0

5

The Principal may, by reason of his status as the sole director and shareholder of ZHHL, be deemed to own beneficially the securities of which ZHHL beneficially owns. The Principal holds the power to vote and to dispose of the securities beneficially owned by ZHHL.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement

In connection with the organization of the Issuer, on April 10, 2015, 1,504,688 Shares of the Issuer were purchased by ZHHL for the amount of $25,000 (the “Founder Shares”), pursuant to a Securities Purchase Agreement dated April 10, 2015 between ZHHL and the Issuer (the “Purchase Agreement”). Under the Purchase Agreement, ZHHL acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below. The Purchase Agreement provided that 192,188 Founder Shares purchased by ZHHL were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. As of the date of this filing, the underwriter of the IPO has not exercised any portion of such option.

The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is being filed as Exhibit 10.1 to this Schedule 13D.

Securities Assignment Agreement

In June 2015, ZHHL transferred an aggregate of 334,126 shares of Common Stock of the Issuer to certain directors and officers of the Issuer, for an aggregate consideration of $5,680 (its cost basis in such shares), pursuant to a Securities Assignment Agreement, dated June 30, 2015 (the “Assignment Agreement”), by and among ZHHL and the transferee parties thereto (the “Transferees”). Under the Assignment Agreement, the shares held by Transferees are not subject to the forfeiture requirement in connection with the underwriter’s overallotment option, as described above.

Unit Subscription Agreement between the Issuer and sponsor

On July 23, 2015, simultaneously with the consummation of the IPO, ZHHL purchased 250,000 Units (the “Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Unit Subscription Agreement dated May 4, 2015, between the Issuer and ZHHL (the “Subscription Agreement”). The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on June 16, 2015 (and is incorporated by reference herein as Exhibit 10.2).

6

Registration Rights Agreement

On July 23, 2015, in connection with the IPO, the Issuer and certain security holders including ZHHL entered into a registration rights agreement, pursuant to which, such holders were granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on July 29, 2015 (and is incorporated by reference herein as Exhibit 10.4).

Insider Letter

On July 23, 2015, in connection with the IPO, the Issuer and certain initial security holders including the Reporting Persons entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Reporting Persons each agreed (A) to vote its Founder Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the initial public offering, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, (C) not to redeem any Founder Shares, any shares underlying the Placement Units and 1,000,000 public shares purchased by the Reporting Persons into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Principal also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), he will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account. In the event that the Issuer’s remaining net assets are insufficient to complete the liquidation, the Principal agreed to pay any funds necessary to complete such liquidation.

Pursuant to the Insider Letter, the Reporting Persons agreed not to sell, assign, transfer or dispose of the Founder Shares until one year after the completion of the Issuer’s initial business combination, or earlier if the closing price of the Issuer’s Common Stock exceeds $12.00 for any 20 trading days within a 30-trading day period at least 150 days following the consummation of the Issuer’s business combination, or earlier, in any case, if, following a business combination, the Issuer engages in a subsequent transaction (1) resulting in the Issuer’s shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or similar transaction that results in change in the majority of the Issuer’s board of directors or management team in which the Issuer is the surviving entity. The Reporting Persons also agreed not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position with respect to, the shares underlying the Placement Units, until 30 days after the completion of the Issuer’s initial business combination. Notwithstanding the foregoing, the Insider Letter provided exceptions pursuant to which the Reporting Persons could transfer such shares to certain permitted transferees as further described in the Insider Letter.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on July 29, 2015 (and is incorporated by reference herein as Exhibit 10.3).

7

Side Letter

On July 23, 2015, in connection with the IPO, the Issuer entered into a letter agreement with ZHHL and Cantor Fitzgerald & Co., the sole underwriter in the IPO (“Side Letter”). Pursuant to the Side Letter, ZHHL agreed, among other things, (i) not to transfer the 1,000,000 shares of Common Stock included in the Units acquired by ZHHL in the IPO (the “Restricted Shares”) prior to the consummation of the Issuer’s initial business combination, (ii) to vote the Restricted Shares in favor of any proposed initial business combination, and (iii) not to convert any Restricted Shares for cash from the Issuer’s trust account in connection with a stockholder vote to approve a business combination.

The description of the Side Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.13 to the Form 8-K filed by the Issuer with the SEC on July 29, 2015 (and is incorporated by reference herein as Exhibit 10.5).

Item 7.    Material to be Filed as Exhibits

Exhibit 10.1	Securities Purchase Agreement, dated as of April 10, 2015, by and between the Issuer and ZHHL.

Exhibit 10.2	Unit Subscription Agreement, dated as of May 4, 2015, between the Issuer and ZHHL (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on June 16, 2015).

Exhibit 10.3	Insider Letter, dated as of July 23, 2015, by and among the Issuer, certain initial security holders including the Reporting Persons (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on July 29, 2015).

Exhibit 10.4	Registration Rights Agreement, dated as of July 23, 2015, by and among the Issuer and certain initial security holders including the Reporting Persons (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on July 29, 2015).

Exhibit 10.5	Side Letter, dated as of July 23, 2015, by and among the Issuer, the Reporting Persons and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.13 to the Form 8-K filed by the Issuer with the SEC on July 29, 2015).

Exhibit 99.1	Joint Filing Agreement by and between the Reporting Persons.

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2015
Zhong Hui Holding Limited

	By:	/s/ Qi Zhang
	Name:	Qi Zhang
	Title:	Sole Director

/s/ Qi Zhang
Qi Zhang

9